                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                   NEW WORLD COMMUNICATIONS GROUP INCORPORATED
                   -------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    64927A103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                                Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP NO. 64927A103                                           PAGE 2 OF 10 PAGES



1           Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

                        GEORGE SOROS (in his capacity as sole proprietor of SOROS FUND MANAGEMENT)

2           Check the Appropriate Box If a Member of a Group*
                                                                        a.  / /
                                                                        b.  / /

3           SEC Use Only

4           Source of Funds*

                        Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6           Citizenship or Place of Organization

                        UNITED STATES

                                    7           Sole Voting Power
  Number of                                                 900,000
   Shares
Beneficially                        8           Shared Voting Power
  Owned By                                                  0
    Each
  Reporting                         9           Sole Dispositive Power
   Person                                                   900,000
    With
                                    10          Shared Dispositive Power
                                                            0

11          Aggregate Amount Beneficially Owned by Each Reporting Person

                                    900,000

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*                                         / /

13          Percent of Class Represented By Amount in Row (11)

                                    3.14%

14          Type of Reporting Person*

            IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 10 PAGES

ITEM 1.     SECURITY AND ISSUER.

            This Amendment No. 4 to Schedule 13D relates to the Class A Common Stock, $0.01 par value (the "Shares"), of New World Communications Group Incorporated (the "Issuer"). This Amendment No. 4 amends the initial statement on Schedule 13D dated January 23, 1995 and all subsequent amendments thereto (collectively, the "Initial Statement"). The address of the principal executive office of the Issuer is 3200 Windy Hill Road, Suite 1100-West, Marietta, Georgia 30067. This Amendment No. 4 is being filed by the Reporting Person (as defined herein) to report the recent disposition of Shares for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), as a result of which the Reporting Person no longer may be deemed the beneficial owner of more than 5% of the outstanding Shares. This Amendment No. 4 amends, restates, and replaces all previous filings on Schedule 13D as it is the first Schedule 13D to be filed on EDGAR.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement relates to Shares held for the account of Quantum Partners, which has granted investment discretion to SFM pursuant to an investment advisory contract. Quantum Partners has its principal office at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

            SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners. SFM's contract with Quantum Partners (the "SFM Contract") provides that SFM is responsible for designing and implementing Quantum Partners' overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quantum Partners; and for allocating and reallocating the Quantum Partners' assets among the outside managers and itself.
            The principal occupation of the Reporting Person, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.
            Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise voting and despositive power with respect to such securities.

            During the past five years, none of the Reporting Person, Quantum Partners and, to the best of the Reporting Person's knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              PAGE 4 OF 10 PAGES

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares held for the account of Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their respective margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.     PURPOSE OF TRANSACTION.

            All of the Shares reported herein as having been acquired for or disposed of from the account of Quantum Partners were acquired or disposed of for investment purposes. Neither the Reporting Person nor, to the best of his knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate number of Shares of which the Reporting Person may be deemed the beneficial owner is 900,000 Shares (approximately 3.14% of the total number of Shares outstanding).

            (b) Pursuant to the terms of the SFM Contract, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 900,000 Shares held for the account of Quantum Partners.

            (c) A schedule identifying all transactions in the Shares effected for the account of Quantum Partners since March 29, 1996 (60 days prior to the date hereof) is included as Annex B hereto and is incorporated by reference in response to this Item 5(c). Except for the transactions listed in Annex B, there have been no transactions effected with respect to the Shares since March 29, 1996 (60 days prior to the date hereof) by the Reporting Person.

            (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

            (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares on May 21, 1996.

                                                              PAGE 5 OF 10 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer. From time to time, the Reporting Person and/or Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a)         Power of Attorney dated April 16, 1996 granted by Mr.
George Soros in favor of Mr. Sean C. Warren.
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                                                              PAGE 6 OF 10 PAGES

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  May 28, 1996                GEORGE SOROS

                                        By:     /s/ Sean C. Warren
                                                ------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact

                                                              PAGE 7 OF 10 PAGES

                                     ANNEX A


            The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                Scott K. H. Bessent
                                Walter Burlock
                                Stanley Druckenmiller
                                Jeffrey L. Feinberg
                                Arminio Fraga
                                Gary Gladstein
                                Robert K. Jermain
                                David N. Kowitz
                                Elizabeth Larson
                                Alexander C. McAree
                                Paul McNulty
                                Gabriel S. Nechamkin
                                Steven Okin
                                Dale Precoda
                                Lief D. Rosenblatt
                                Mark D. Sonnino
                                Filiberto H. Verticelli
                                Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              PAGE 8 OF 10 PAGES

                                     ANNEX B


               RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                   NEW WORLD COMMUNICATIONS GROUP INCORPORATED

                                                                Nature of
              For the Account of        Date of Transaction     Transaction       Number of Shares    Price Per Share
              ------------------        -------------------     -----------       ----------------    ---------------
Quantum Partners LDC(1)                      5/16/96            Sale                25,000               $17.136
                                             5/16/96            Sale                58,900                17.136
                                             5/17/96            Sale                50,000                17.000
                                             5/17/96            Sale                19,700                16.819
                                             5/20/96            Sale                12,900                16.601
                                             5/20/96            Sale                13,100                16.602
                                             5/20/96            Sale                25,000                16.625
                                             5/20/96            Sale                 8,500                16.602
                                             5/21/96            Sale                50,000                16.673
                                             5/21/96            Sale                50,000                16.625
                                             5/22/96            Sale                51,900                17.375
                                             5/22/96            Sale                48,100                17.375
                                             5/22/96            Sale               162,900                17.286
                                             5/22/96            Sale                12,100                17.285
                                             5/22/96            Sale                25,000                18.000
                                             5/22/96            Sale                 7,000                18.137
                                             5/22/96            Sale               130,900                17.252
                                             5/22/96            Sale                69,100                17.252
                                             5/23/96            Sale               150,000                17.583
                                             5/23/96            Sale                50,000                17.750
                                             5/23/96            Sale               234,000                17.704
                                             5/23/96            Sale               350,000                17.571
                                             5/24/96            Sale                75,000                17.125
                                             5/24/96            Sale                35,000                17.196
                                             5/28/96            Sale                 9,000                17.338
                                             5/28/96            Sale                70,000                17.125


_____________________

1    Transactions effected at the direction of SFM.
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                                                              PAGE 9 OF 10 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                                     PAGE
- -------                                                                                     ----
A                       Power of Attorney dated April 16, 1996 granted by Mr. George
                        Soros in favor of Mr. Sean Warren                                     10